04-10-07

04045593

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, NW
Washington, D.C. 20549
UNITED STATES

Re: Sapa AB (File No 82-4589) – Rule 12g3-2(b)

Ladies and Gentlemen,

In connection with the Sapa AB's (the "Company's) exemption pursuant to Rule 12g3-2(b) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), enclosed please find press release of 14 September 2004:

Sapa continues to grow in Poland and invests MSEK 40 in a new press

These materials are being furnished under paragraph (b) (1) (i) of Rule 12g3-2(b) of the Exchange Act with the understanding that such information and documents will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act.

Please call the undersigned at +46 8 459 59 00 if you have any further comments or questions regarding the enclosures.

Very truly yours,

Gabriella Ekelund for

Magnus Wittbom
General Counsel

Enclosure

dw 10/20

Press Release

14 September 2004

Sapa continues to grow in Poland and invests MSEK 40 in a new press

Sapa has experienced rapid growth in Poland in recent years. Sapa already began establishing operations in Poland in 1991, making its initial investment in a new press plant in Trzcianka. In the autumn 1995, Sapa invested in press number two. Today, Sapa has 25 per cent of the Polish aluminium profiles market and growing exports in Central Europe. The Polish aluminium profiles market is expanding and is expected to continue to grow by an average of 10 per cent annually.

To meet customers' increasing needs for aluminium profiles, MSEK 40 is now being invested in press number three. In addition, the capacity for anodising and fabrication is to be expanded.

"There are many reasons for our successes in Poland," says Arne Rengstedt, responsible for Sapa's profiles operations in Eastern Europe. "Both the construction boom and general developments in Poland have been success factors for us. We have also acquired a lead over our competitors by being the first Western aluminium profiles company in Poland. Throughout this period, we have focused on high quality and flexibility and on building long-term relations with our customers. We are at the forefront, with an advanced level of know-how in the fabrication of aluminium profiles, which is in line with the Sapa Group's general strategy. We have anodising, powder coating and fabrication in Poland. This means that we can deliver finished components and are the only company in Poland able to do that."

Sapa Aluminium in Poland currently has a capacity of 12,000 tonnes. By investing in a third press, the capacity will be increased to 24,000 tonnes. The new press will enable Sapa Aluminium to press larger profiles of up to 280 mm. In this way, the range will be broadened and will reach new customer groups.

Project design will be conducted in autumn 2004. The press is scheduled to commence production in September 2005.

The investment is an important step to retain and increase Sapa's market share in a growing market and in developing the value-added concept in Central and Eastern Europe.

For further information please contact Arne Rengstedt, Group Vice President, responsible for Profiles in Scandinavia, the Baltic States and Eastern Europe, telephone: +46-383-94289.

Sapa is an international industrial group, which develops and markets value-added aluminium profiles, profile-based components and systems, and heat exchanger strip in aluminium. Sapa has a turnover of approximately 14 billion SEK, with 7,800 employees all over Europe and in USA and China. Sapa is one of Europe's leading companies within its field and the customers are found in the transport, building, engineering and telecom industries. Sapa is listed on the O-list of Stockholmsbörsen.

Further information about Sapa can be found on our web site www.sapagroup.com

Sapa AB

Postal Address **Box 5505, 114 85 Stockholm** Office Address **Humlegårdsgatan 17** Org no **556001-6122**
Telephone **+46-8-459 59 00** Fax **+46-8-459 59 50** Internet **www.sapagroup.com**